UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

March 31, 2024

Casa Shares Assets, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	93-2653532
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 West Poleline Road

Rexburg, ID 83440

(Full mailing address of principal executive offices)

949-383-0056

(Issuer’s telephone number)

TABLE OF CONTENTS

ITEM 3. FINANCIAL STATEMENTS	F-1

ITEM 4. EXHIBITS	1

ITEM 3. FINANCIAL STATEMENTS

CASA SHARES ASSETS, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED MARCH 31, 2024

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET AS OF MARCH 31, 2024	F-1
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED MARCH 31, 2024	F-2
CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ DEFICIT FOR THE SIX MONTHS ENDED MARCH 31, 2024	F-3
CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED MARCH 31, 2024	F-4
NOTES TO CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-5

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

	March 31, 2024			September 30, 2023
	Series			Series
	Lorene	Unallocated	Consolidated	Lorene	Consolidated
	(Unaudited)
ASSETS
Current assets:
Cash	$1,777	$912	$2,689	$-	$-
Accounts receivable	191	-	191	-	-
Property and equipment, net	224,328	-	224,328	-	-
Deferred offering costs	82,724	-	82,724	24,012	24,012
Deposits	-	-	-	1,000	1,000
Total assets	$309,020	$912	$309,932	$25,012	$25,012

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accrued expenses	$6,000	$-	$6,000	$6,000	6,000
Security deposit	130	-	130	-	-
Due to related party	231,606	1,000	232,606	1,000	1,000
Total liabilities	237,736	1,000	238,736	7,000	7,000

Members' equity:
Members' capital	83,108	-	83,108	24,396	24,396
Accumulated deficit	(11,825)	(88)	(11,913)	(6,384)	(6,384)
Total members' equity	71,284	(88)	71,196	18,012	18,012
Total liabilities and members' equity	$309,020	$912	$309,932	$25,012	$25,012

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2024

UNAUDITED

	Series
	Lorene	Unallocated	Consolidated
Rental income	$3,750	$-	$3,750
Total revenue	3,750	-	3,750

Operating expenses:
Depreciation	2,740	-	2,740
Insurance	305	-	305
Management fees	300	-	300
Repairs and maintenance	130	-	130
Property taxes	675	-	675
General and administrative	604	88	692
Total operating expenses	4,754	88	4,842
Operating loss	(1,004)	(88)	(1,092)

Interest expense, net	4,437	-	4,437
Net loss	$(5,441)	$(88)	$(5,529)

The accompanying notes are an integral part of these consolidated and consolidating financial statements

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2024

UNAUDITED

	Series Lorene			Unallocated			Consolidated
			Total			Total				Total
	Members'	Accumulated	Members'	Members'	Accumulated	Members'	Members'	Accumulated		Members'
	Capital	Deficit	Equity	Capital	Deficit	Equity	Capital	Deficit		Equity

Balances at September 30, 2023	$24,396	$(6,384)	$18,012	$-	$-	$-	$24,396	$(6,384)		$18,012
Deemed contributions from Manager	58,712		58,712	-	-	-	58,712	-		58,712
Net loss		(5,441)	(5,441)	-	(88)	(88)	-	(5,529)		(5,529)
Balances at March 31 2024	$83,108	$(11,825)	$71,284	$-	$(88)	$(88)	$83,108	$(11,913)	#	$71,196

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

CASA SHARES ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2024

UNAUDITED

	Series Lorene	Unallocated	Consolidated
Cash flows from operating activities:
Net loss	$(5,441)	$(88)	$(5,529)
Adjustments to reconcile net loss to net cash provided by operating activities:
Expenses paid by the Manager	4,437	-	4,437
Non cash expenses	231	-	231
Depreciation	2,740	-	2,740
Changes in operating assets and liabities:
Accounts receivable	(191)	-	(191)
Due to related party		1,000	1,000
Net cash provided by operating activities	1,777	912	2,689
Cash flows from investing activities:
Purchase of real estate held for investment	-	-	-
Net cash used in investing activities	-	-	-
Cash flows from financing activities:
Proceeds from Note payable			-
Net cash provided by financing activities	-	-	-
Net change in cash	1,777	912	2,689
Cash at beginning of period	-	-	-
Cash at end of period	$1,777	$912	$2,689

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Property and equipment paid by Manager	$226,169	$-	$226,169
Deferred offering costs incurred as deemed contributions from Manager	$58,712	$-	$58,712

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

CASA SHARES ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Casa Shares Assets, LLC (the “Company”) is a Delaware Series limited liability company formed on July 17, 2023 under the laws of Delaware. Casa Shares Assets, LLC was formed to permit public investment in residential rental properties, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series,” that Casa Shares, Inc., managing member of the Company (the “Manager”) established. As a Delaware Series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

On August 22, 2023, Casa Shares Series Lorene LLC (“Series Lorene”) was formed under the laws of Delaware as a series of the Company. On August 24, 2023, Casa Shares Series Lorene LLC entered into a contract to purchase a property located in Rexburg, Idaho (the “Casa Shares Series Lorene LLC property”) for the amount of $225,000.  The property closing occurred on October 12, 2023.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a fiscal year-end of September 30th.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Casa Shares Assets, LLC and Series Lorene. All inter-company transactions and balances have been eliminated on consolidation.

Unaudited Interim Financial Information

The unaudited interim consolidated and consolidating statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the SEC. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary in order to make the financial statements not misleading and for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

The accompanying unaudited interim consolidated and consolidating financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended September 30, 2023 included in the Company’s Offering Circular filed with the Securities Exchange and Commission (“SEC”).

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the Operating Agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

As of March 31, 2024 and September 30, 2023, the Company capitalized $82,724 and $24,012 in deferred offering costs respectively.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s financial instruments, such as cash, and due to/from related party approximate fair values due to the short-term nature of these instruments.

Management Fee

The Manager will receive from each Series an annual asset management fee equal to one and one-half percent (1.5%) of the assets of the Series under management. Additionally, pursuant to the Operating Agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the Series’ organization and offering, the Series’ operations, the acquisition of properties and in connection with third parties service providers. The Manager may also receive a portion of the property management fee and the property disposition fee as described below. The

Manager reserves the right to waive any fees or reimbursements it is due in its’ sole discretion and if so, these expenses will still be recognized by the Series with a corresponding credit to contributed capital.

Property Management Fee

As compensation for the services provided by the property management company, each Series will be charged a property management fee equal to eight percent (8%) of rents collected on the Series’ property. To the extent that, under the terms of a specific property management agreement, the property manager is paid a fee that is less than the eight percent (8%) charged to the Series, the Manager will receive the difference as income. If the Series’ property is vacant and not producing rental income, the property management company is not entitled to a fee.

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued professional fees, property taxes and interest payable on the Series’ mortgage.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Company. Tenant deposit liabilities represent security deposits received by tenant customers.

In August 2023, the Manager paid an escrow deposit of $1,000 for the Casa Shares Series Lorene LLC property.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the period ended March 31, 2024.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.  The Company recognizes rental revenue on a monthly basis when earned.

To date, the Company has generated revenue from rental income of $3,750.

Comprehensive Income (loss)

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive loss is equal to net loss.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Series qualify and anticipate filing Form 8832 to elect to be taxed as a C corporation prior to the filing deadline.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recently Issued and Recently Adopted Accounting Pronouncements

In June 2016, the FASB ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update were extended by ASU No. 2019-10 and are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2023. The Company adopted this new guidance effective July 17, 2023 (date of inception). The adoption of this standard did not have a material impact on the Company’s consolidated and consolidating financial statements.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates effective July 17, 2023 and the adoption of the standard had no effect on the consolidated and consolidating financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception and it did not have a material impact on its consolidated and consolidating financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, no cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to commence operations, generate cash flow from their rental activity and/or obtain financing from the Manager. However, there are assurances that the Company can be successful in commencing operations, generating cash flow from their rental activities or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

In October 2023, Series Lorene closed on its property, which was paid by the Manager (see Note 6).  Property and equipment consist of the following:

March 31, 2024
Buildings	$181,854
Land	45,214
Property and equipment, at cost	227,068
Accumulated depreciation	2,740
Property and equipment, net	$224,328

Depreciation expense was $2,740 for the period ended March 31, 2024.

NOTE 4: MEMBERS’ EQUITY

The Series is managed by Casa Shares, Inc., a Delaware corporation and managing member of the Company. Pursuant to the terms of the Operating Agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the Operating Agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

During the period ended September 30, 2023, the Company recorded $24,396 in deemed contributions from the Manager pertaining to $24,017 in deferred offering costs and $384 in general and administrative expenses incurred.

During the period ended March 31, 2024, the Company recorded $58,712 in deemed contributions from the Manager pertaining to deferred offering costs.

NOTE 5: RELATED PARTY TRANSACTIONS

The Series’ Manager, Casa Shares, Inc. is a managing member with common management of the Series.

Series Lorene enters into various transactions with the Manager in the normal course of operating, investing and financing activities.

On August 22, 2023, Series Lorene executed a convertible promissory note to reimburse the Manager $41,000 for the security deposit and down payment for the Casa Shares Series LLC property. The convertible note does not bear any interest.

On August 24, 2023, Series Lorene executed a Sellers Note with the seller for the amount of $184,000 as a first loan on the Casa Shares Series LLC property. The Seller Note is secured by a Deed of Trust, payable at $1,103 per month, including interest at 8% per annum for 1 year and with the entire balance due 1 year from date of the Seller Note or contract for Deed. Prepayment is allowed without penalty and there are no conversion terms.  The Sellers Note commenced on October 12, 2023, at the time of the property closing. The Seller Note was been repaid by Casa Shares, Inc., and as such Series Lorene owes the amount to the Manager as of March 31, 2023.

On December 18, 2023, Casa Shares Series Lorene entered into a grid promissory note with the Manager, pursuant to which the Manager agreed to lend Casa Shares Series Lorene up to a maximum of $13,310.The grid note matures and becomes fully payable on December 13, 2024. Through March 31, 2024, the Manager had provided an aggregate amount of $4,436 in advances to Casa Shares Series Lorene under the grid note.

ITEM 4. EXHIBITS

No.	Exhibit Description

2.1*	Certificate of Formation of Casa Shares Assets, LLC

2.2*	Operating Agreement of Casa Shares Assets, LLC

3.1*	Form of Series Designation of Casa Shares Series Lorene LLC, a series of Casa Shares Assets, LLC

4.1*	Form of subscription agreement of Casa Shares Series Lorene LLC, a Series of Casa Shares Assets, LLC

4.2**	Form of Grid Note by and between Casa Shares Series Lorene LLC, a series of Casa Shares Assets, LLC, and Casa Shares, Inc.

4.3***	Convertible Promissory Note between Casa Shares Series Lorene LLC, a series of Casa Shares, LLC, and Casa Shares, Inc. dated March 15, 2024

6.1*	Form of Broker Dealer Agreement, dated [*], 2023, between Casa Shares LLC and Rialto Markets, LLC

6.2*	Purchase and Sale Agreement dated August 14, 2023, between Teton River Lofts LLC and Casa Shares Series Lorene, a series of Casa Shares, LLC

6.3*	Form of Convertible Promissory Note between Casa Shares Series Lorene LLC, a series of Casa Shares, LLC, and Casa Shares, Inc.

6.4*	Financing Addendum between Teton River Lofts LLC and Casa Shares Series Lorene LLC, a series of Casa Shares, LLC

6.5*	Form of Property Management Agreement dated October 1, 2023, between Details Asset Management LLC and Casa Shares Series Lorene LLC, a series of Casa Shares, LLC

6.6*	Form of Software and Services License Agreement dated [*], 2023 by and between North Capital Investment Technology, Inc. and Casa Shares, Inc.

8.1*	Escrow Agreement dated November 1, 2023, by and among North Capital Private Securities Corporation, Casa Shares, Inc. and Casa Shares Series Lorene, a series of Casa Shares, LLC

*Included as the indicated exhibit to the Company’s Form 1-A filed with the Securities and Exchange Commission on November 22, 2023.

**Included as the indicated exhibit to the Company’s Form 1-A filed with the Securities and Exchange Commission on February 29, 2024.

***Included as the indicated exhibit to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 15, 2024.

1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASA SHARES ASSETS, LLC

By:	Casa Shares, Inc., its managing member

By:	/s/ Mirza Beg
Name: Mirza Beg
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Mirza Beg		Chief Executive Officer of Casa Shares Assets, LLC	July 1, 2024
Mirza Beg		(principal executive officer)

/s/ McKay Francis		Chief Financial Officer of Casa Shares Assets, LLC	July 1, 2024
McKay Francis		(principal financial and accounting officer)

Casa Shares, Inc.		Managing Member	July 1, 2024

By:	/s/ Mirza Beg
Name:	Mirza Beg
Title:	Chief Executive Officer